**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 22, 2009**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Sunesis Pharmaceuticals, Inc.**

**File No. 0-51531 - CF#23462**
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Sunesis Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 3, 2009.

Based on representations by Sunesis Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 through April 3, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Christian Windsor
Special Counsel